March 2008 Pricing Sheet dated March 14, 2008 to Preliminary Terms No. 564 dated March 14, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities

PLUS based on the Financial Select Sector SPDR Fund due March 31, 2010
Performance Leveraged Upside SecuritiesSM

PRICING TERMS – MARCH 14, 2008
Issuer:	Morgan Stanley
Aggregate principal amount:	$2,000,000
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS
Pricing date:	March 14, 2008
Original issue date:	March 24, 2008
Maturity date:	March 31, 2010
Underlying shares:	Shares of the Financial Select Sector SPDR Fund
Payment at maturity:
If final share price is greater than initial share price,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If final share price is less than or equal to initial share price,
$10 x share performance factor
This amount will be less than or equal to the stated principal amount of $10.

Leveraged upside payment:	$10 x leverage factor x share percent increase
Leverage factor:	200%
Share percent increase:	(final share price – initial share price) / initial share price
Initial share price:	$24.00, which is the closing price of one share of the underlying shares on the pricing date
Final share price:	The closing price of one share of the underlying shares on the valuation date times the adjustment factor
Valuation date:	March 29, 2010, subject to postponement for certain market disruption events.
Share performance factor:	final share price / initial share price
Maximum payment at maturity:	$17.30 (173% of the stated principal amount) per PLUS.
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares.
CUSIP:	61747W323
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per PLUS	$10.00	$0.185	$9.815
Total	$2,000,000	$37,000	$1,963,000

(1)	For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 564 dated March 14, 2008
Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.